   As filed with the Securities and Exchange Commission on February 12, 2001
                           REGISTRATION NO. 811-08920



                            ------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-1A

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]
                                 AMENDMENT NO.2

                            ------------------------

                          CLARION CMBS VALUE FUND, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                            ------------------------

                               335 Madison Avenue
                            New York, New York 10017
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 883-2500

                            ------------------------

                                  Daniel Heflin
                              Clarion Capital, LLC
                               335 Madison Avenue
                            New York, New York 10017
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                                    Copy To:
                              Peter O'Rourke, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022

                            ------------------------

                                   PROSPECTUS

                          CLARION CMBS VALUE FUND, INC.

                                February 12, 2001



Like all investment companies, these securities have not been approved or disapproved by the Securities and Exchange Commission nor has the SEC passed on the accuracy of this prospectus. It is a criminal offense to claim otherwise.

The Fund has not and does not intend to engage in a public offering of its securities. The securities have not been registered under the Securities Act of 1933, as amended (the "1933 Act"), in reliance upon the exemption provided by
Section 4(2) of the 1933 Act. The securities have not been registered under any state securities laws in reliance upon various exemptions provided by those laws. The securities have not been approved or disapproved by any regulatory authority nor has any regulatory authority passed on the merits of this offering or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. The securities are being offered to qualified persons who will purchase the securities for their own accounts. The minimum initial investment is $3 million. The securities may not be transferred or resold except as permitted under the 1933 Act and the securities laws of the states in which the securities are sold pursuant to registration under the 1933 Act or such laws or exemptions therefrom. No public market for the securities now exists or is anticipated to develop. These securities are redeemable through the issuer.

TABLE OF CONTENTS


CLARION CMBS VALUE FUND, INC...................................................4
   What is the primary investment objective of the Fund?.......................4
   What are the principal risks of an investment in the Fund?..................4
   How has the Fund performed?.................................................5
   What fees and expenses are charged to investors in the Fund?................6
   What are the investment objective and policies of the Fund?.................7
   Who manages the Fund?.......................................................9
      Investment Advisory Agreement............................................9
INVESTMENTS IN THE FUND.......................................................10
   Risk Factors...............................................................10
   How to Purchase Shares.....................................................12
   Automatic Investment Plan..................................................12
   Redeeming Your Shares......................................................12
INFORMATION ON DIVIDENDS, DISTRIBUTIONS AND TAXES.............................13
FINANCIAL HIGHLIGHTS..........................................................14
REORGANIZATION................................................................15
ADDITIONAL SHAREHOLDER INFORMATION............................................15

CLARION CMBS VALUE FUND, INC.


         The Clarion CMBS Value Fund, Inc. (the "Fund") was formed in December 1994 as a non-diversified, closed-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). The primary investment objective of the Fund is to provide high current income by actively managing a portfolio of investments comprised primarily of commercial mortgage-backed securities ("CMBS"). On July 8, 1999, the Fund was reorganized as an open-end management investment company.


WHAT IS THE PRIMARY INVESTMENT OBJECTIVE OF THE FUND?

         The primary investment objective of the Fund is to provide high current income by actively managing a portfolio of investments comprised primarily of CMBS. The portfolio is managed to achieve high total return, including some possibility of capital appreciation. No assurances can be given that the investment objective of the Fund can be achieved.


         The Fund intends to invest 95% or more of its assets in CMBS. The majority of the CMBS in which the Fund will invest are expected to be rated BBB+ or below (by a nationally recognized rating agency) with a maturity of 2 - 20 years. However, for temporary defensive purposes, the Fund may invest up to 20% of its total assets in high-quality taxable and tax-exempt investments.


         In support of the investment objective and to mitigate the risks associated with an investment in the Fund, a number of investment restrictions have been placed on the activities of the Fund. These investment restrictions include among others:

     The weighted average credit rating of the Fund's portfolio will be BB-
     (Ba3) or better at all times;

     Securities with ratings below B- may not exceed 20% of the Fund's total asset value;

     No more than 20% of the total assets of the Fund may be invested in U.S. Treasury securities and securities issued by agencies or instrumentalities of the U.S. Government that are not mortgage securities; and

     The Fund may not make any short sale of securities nor invest in leveraged derivatives.


         In addition, the Fund has adopted a number of fundamental investment restrictions that may not be changed without shareholder approval. The Statement of Additional Information (the "SAI") lists these restrictions in full.


WHAT ARE THE PRINCIPAL RISKS OF AN INVESTMENT IN THE FUND?

         As a mutual fund investing in CMBS, the Fund is subject primarily to interest rate risk, spread risk and credit risk. Interest rate risk is the potential for the value of the Fund's assets to fall due to rising interest rates. In general, fixed-income securities lose value when interest rates rise, and gain value when interest rates fall.

         The Fund is also exposed to spread risk, which is the potential for the value of the Fund's assets to fall due to the widening of the spreads used to value the assets. The price of a fixed income security is generally determined by adding an interest rate spread to a benchmark interest rate, such as the U.S. Treasury rate. As the spread on a security widens (or increases), the price (or value) of the security falls. Spread widening in the market for CMBS may occur as a result of market concerns over the stability of the commercial real estate market, excess supply of CMBS, or general credit concerns in other markets among other reasons.

         In addition to interest rate and spread risk, the Fund is also exposed to credit risk (or default risk). Credit risk is the possibility that the obligors under commercial mortgages may be unable to make payments of interest and principal, increasing the risk of default on a related CMBS. In such a case, the Fund may suffer from a loss of interest income or may lose some or all principal invested in a CMBS.

         Investors should carefully assess the risks associated with an investment in the Fund before purchasing shares. The Fund is designed as a mid-term to long-term investment and not for short-term investment purposes, and should not be considered a complete investment program. The loss of money is a risk of investing in the Fund. For a more complete discussion of the risks associated with an investment in the Fund, see "Investments in the Fund - Risk Factors".

HOW HAS THE FUND PERFORMED?


         The chart below shows the annual returns for the Fund for each calendar year since inception:



                           Total Return for the Fund
                                   1995-2000


                           [PERFORMANCE GRAPH]
                          1995            19.7%
                          1996             9.1%
                          1997            11.0%
                          1998             1.3%
                          1999             4.4%
                          2000            15.5%



         Since inception, the Fund has experienced two quarters with negative returns. In the first quarter of 1996, the Fund's return was -0.2% and in the fourth quarter of 1998, as a result of the dislocation in fixed-income markets, the Fund had a return of -4.7%. The following table shows the highest and lowest quarterly returns for the Fund since inception:



                                                  PERIOD                      RETURN
                                    -------------------------------------------------------
Highest quarterly return            April 1, 1997 to June 30, 1997              6.5%

Lowest quarterly return             October 1, 1998 to December 31, 1998       -4.7%


         The following table and chart show the average annual returns for the Fund, as well as the average annual returns for the Lehman Brothers Aggregate Intermediate Index.




                                                             YEAR ENDED          5 YEARS ENDED        SINCE
                                                              12/31/00              12/31/00        INCEPTION(1)
                                                        --------------------- --------------------- ---------------------
Clarion CMBS Value Fund                                 15.5%                 8.2%                  10.0%
Lehman Brothers Aggregate Intermediate Index            10.6%                 6.4%                   7.9%



                             AVERAGE ANNUAL RETURN

                              [PERFORMANCE GRAPH]



         UNLIKE THE RETURNS OF THE FUND, THE RETURNS OF THE LEHMAN BROTHERS AGGREGATE INTERMEDIATE INDEX DO NOT INCLUDE THE EFFECT OF SHAREHOLDER TRANSACTION AND ANNUAL FUND OPERATING EXPENSES.





         Both the bar chart and the table assume reinvestment of dividends and distributions. As with all mutual funds, past performance is not an indication of future performance.


         Net investment income generated by the Fund's portfolio (generally, portfolio interest earned less Fund expenses) is distributed to shareholders on a monthly basis, either in the form of cash or reinvested in shares of the Fund. In the fiscal year ending October 31, 2000, the Fund made distributions of net investment income that represented 8.34% of average net assets.


WHAT FEES AND EXPENSES ARE CHARGED TO INVESTORS IN THE FUND?

         Shareholder transaction expenses are fees that are charged to investors upon the purchase, sale or exchange of shares of a fund. The following table describes the shareholder transaction expenses that an investor in the Fund would pay:

Sales charge imposed on purchases                                                       None
Sales charge imposed on reinvested dividends and distributions                          None
Redemption fee (for shares redeemed within six months of purchase)                      1.0%


--------------------
(1) December 21, 1994

         Annual fund operating expenses are paid out of the assets of a fund, rather than charged directly to a shareholder's account. The Fund will pay annual fund operating expenses such as a management fee to the Adviser of the Fund, as well as certain legal, administrative, transfer agent, custodial and other expenses. The expenses in the table below are based on figures from the fiscal year ended October 31, 2000.



                                                              (Percentage of net
                                                              assets of the Fund)
                                                       ----------------------------------
Management fees                                                      0.65%
Distribution (12b-1) fees                                            None
Other expenses                                                       0.15%
                                                                     -----
Total annual fund operating expenses                                 0.80%


Example:

         This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. This hypothetical example shows what your expenses would be if you invested $10,000 over the time periods indicated. We assume that you reinvest all distributions, that the average annual return is 5%, that operating expenses remain the same and you redeem your Shares at the end of those periods. The example does not represent the Fund's actual past or future expenses and returns. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



        1 year                3 years               5 years               10 years
----------------------- --------------------- --------------------- ---------------------
         $81                    $254                  $441                  $983


         The Fund does not impose a sales charge on share purchases or the reinvestment of dividends and distributions. A redemption fee of 1.0% is charged on shares redeemed within six months of purchase date.


WHAT ARE THE INVESTMENT OBJECTIVE AND POLICIES OF THE FUND?

         The primary investment objective of the Fund is to provide high current income by managing a portfolio of investments comprised primarily of CMBS. Under current market conditions, approximately 95% of the Fund's assets will be invested in CMBS and is expected to consist of intermediate term securities with maturities ranging from 2 to 20 years. No assurance can be given that the investment objective of the Fund will be achieved.

         In determining the CMBS that the Fund will acquire, the Adviser may consider, among other factors, the following: the characteristics of the underlying mortgage loans, including loan-to-value and debt service coverage ratios, loan seasoning and risks of refinancing; characteristics of the underlying properties, including diversity of the loan pool, occupancy and leasing rates and competitiveness in the pertinent market; economic, environmental and local considerations; deal structure, including historical performance of the originator, subordination percentages and reserve fund balances; and structural participants such as administrators and servicers.

         The Fund will diversify its holdings so as not to be overly affected by a downturn in any specific region of the country, industry or property type. In that regard, with respect to the total collateral underlying the securities of the Fund: (1) no more than 33% shall be in any single state; (2) no single property type shall constitute more than 75% of the collateral, provided, however, that office properties shall constitute no more than 50% of the collateral and hotel properties shall constitute no more than 50% of the collateral; (3) no more than 50% of the Fund's assets at the time of purchase may be securities backed by single properties; (4) agricultural mortgage securities and non-agency single-family/residential mortgage-backed securities are limited to a maximum of 5% of the Fund's assets at all times. The Fund will not invest in interest only or principal only mortgage-backed securities.

         There are limited restrictions on the credit quality of the Fund's investments. The weighted average credit quality of the Fund will be BB- (Ba3) or better at all times based on ratings from the nationally recognized credit rating agencies, subject to the following: (i) securities rated below B- may not exceed 20% of the Fund's total asset value; and (ii) all split rated securities will be accounted for at the lower rating. If the Fund's asset composition in any of the foregoing categories subsequently exceeds 110% of the related percentage limitation for any reason, the Fund will take such action as may be necessary so that within sixty days after the occurrence of such excess, the relevant percentage limitation is again satisfied.


         The Fund may invest up to 20% of its total assets in U.S. Treasury securities and securities issued or guaranteed by agencies or instrumentalities of the U.S. Government that are not mortgage securities. The Fund may invest in investment grade money market instruments rated "A-2" or better by Standard & Poor's ("S&P") or "P-2" or better by Moody's Investors Services ("Moody's"). Included in the money market securities in which the Fund may invest are commercial paper, certificates of deposit and banker's acceptances. Under normal circumstances, temporary cash balances will be invested directly in such investment grade money market instruments or in commingled, short-term money market funds, which invest in comparably rated securities.


         The Fund is authorized to borrow for temporary purposes such as the payment of dividends. The Fund will only borrow when the Adviser believes that such borrowings will benefit the Fund after taking into account considerations such as interest expense and possible gains and losses upon liquidation.

         The Fund may also invest temporarily in repurchase agreements (with a term no greater than ninety days), in which securities are acquired by the Fund from a third party with the understanding that they will be repurchased by the seller at a fixed price on an agreed date. These agreements may be made with respect to the portfolio securities in which the Fund is authorized to invest. The Fund must have collateral of at least 102% of the repurchase price, including the portion representing the Fund's yield under such agreements which is marked to market on a daily basis. Repurchase agreements may be characterized as loans secured by the underlying securities and will be entered into in accordance with the requirements of the SEC. The Fund will not engage in reverse repurchase transactions.

         The Fund has adopted a number of fundamental investment restrictions which may not be changed without the approval of the lesser of: (1) at least 66 2/3% of the voting securities present at a meeting at which at least 50% of the outstanding securities of the Fund are present in person or by proxy, or (2) more than 50% of the outstanding securities of the Fund. The fundamental investment restrictions adopted by the Fund include:

     The Fund will not make any short sale of securities;
     The Fund will not invest in leveraged derivatives;

         The investment policies described in this prospectus and in the SAI, which are not specified as fundamental, may be changed by the Board of Directors without shareholder approval. The Fund will give notice to shareholders sixty days in advance of a change in a non-fundamental investment policy.

WHO MANAGES THE FUND?


         The co-portfolio managers of the Fund are Mr. Frank L. Sullivan, Jr. and Mr. Daniel Heflin. Mr. Sullivan has over 25 years of real estate investment experience and has been an adjunct professor of finance at New York University's Graduate School of Business for 20 years. Mr. Heflin has over 15 years of fixed income investment experience and has supervised the acquisition and/or structuring of more than $4 billion of mortgages and debt securities. Mr. Heflin is a Certified Public Accountant in the State of New York.

         Mr. Sullivan and Mr. Heflin are Chairman of the Board and President, respectively, of Clarion Capital, LLC (the "Adviser"). The Adviser is based in New York and is registered with the SEC as an investment adviser. With a staff of eight fixed income and real estate professionals, the Adviser currently manages over $1.2 billion in CMBS investments on behalf of its clients and its affiliates.


         Through an affiliation with Clarion Partners, an investment advisor registered with the SEC, the Adviser has access to over 350 employees in offices in 20 cities nationwide. Clarion Partners is a leading real estate investment adviser and rated special servicer with $7 billion in assets under management.


         State Street Bank and Trust Company currently serves as the Fund's administrator. The custodian and transfer agent of the Fund are currently State Street Kansas City and Boston EquiServe, respectively.


INVESTMENT ADVISORY AGREEMENT


         Pursuant to an investment advisory agreement (the "Advisory Agreement"), dated as of June 24, 1999, the Adviser, subject to the control and supervision of the Fund's Board of Directors and in conformance with the stated investment objective and policies of the Fund, manages the investment and reinvestment of the assets of the Fund. In this regard, it is the responsibility of the Adviser to make investment decisions for the Fund and to place purchase and sale orders for the Fund's investments. The officers of the Fund and the Adviser manage the day to day operations of the Fund. The officers of the Fund are directly responsible to the Fund's Board of Directors which sets broad policies for the Fund and chooses its officers.

         The Advisory Agreement provides, among other things, that the Adviser will bear all expenses of its employees and overhead incurred in connection with its duties under the Advisory Agreement, and will pay all fees and salaries of the Fund's officers or employees, if any, who are employees of the Adviser. The Adviser may retain outside consultants and will be reimbursed by the Fund for any expenses incurred therewith. The Advisory Agreement provides that the Fund shall pay a fee to the Adviser quarterly for its services at the annual rate of 0.65% of the Fund's average net asset value.


         The Adviser intends to devote such time and effort to the business of the Fund as is reasonably necessary to perform its duties to the Fund. The services of the Adviser are not exclusive and the Adviser may provide similar services to other clients and may engage in other activities. In addition, the Adviser may enter into an arrangement, at the Fund's expense, with one or more firms with particular expertise in the real estate markets to perform specific due diligence on certain real estate properties underlying securities in which the Fund may invest.


         The Advisory Agreement also provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Adviser is not liable to the Fund or any of the Fund's shareholders for any act or omission by the Adviser in the supervision or management of its respective investment activities or for any loss sustained by the Fund or the Fund's shareholders.

INVESTMENTS IN THE FUND


RISK FACTORS

         Commercial Mortgage-Backed Securities. Investments in CMBS involve the credit risk of delinquency and default. Delinquency refers to interruptions in the payment of interest and principal. Default refers to the potential for unrecoverable principal loss from the sale of foreclosed property. These risks include the risks inherent in the commercial mortgage loans which support such CMBS and the risks associated with direct ownership of real estate. This may be especially true in the case of CMBS secured by, or evidencing an interest in, a relatively small or less diverse pool of commercial mortgage loans. The factors contributing to these risks include the effects of general and local economic conditions on real estate values, the conditions of specific industry segments, the ability of tenants to make lease payments and the ability of a property to attract and retain tenants, which in turn may be affected by local conditions such as oversupply of space or a reduction of available space, the ability of the owner to provide adequate maintenance and insurance, energy costs, government regulations with respect to environmental, zoning, rent control and other matters, and real estate and other taxes.

         While the credit quality of the securities in which the Fund invests will reflect the perceived appropriateness of future cash flows to meet operating expenses, the underlying commercial properties may not be able to continue to generate income to meet their operating expenses (mainly debt services, lease payments, capital expenditures and tenant improvements) as a result of any of the factors mentioned above. Consequently, the obligors under commercial mortgages may be unable to make payments of interest in a timely fashion, increasing the risk of default on a related CMBS. In addition, the repayment of the commercial mortgage loans underlying CMBS will typically depend upon the future availability of financing and the stability of real estate property values.


         Most commercial mortgage loans are non-recourse obligations of the borrower, meaning that the sole remedy of the lender in the event of a default is to foreclose upon the collateral. As a result, in the event of default by a borrower, recourse may be had only against the specific property pledged to secure the loan and not against the borrower's other assets. If borrowers are not able or willing to refinance or dispose of the property to pay the principal balance due at maturity, payments on the subordinated classes of the related CMBS are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes may only be determined after a foreclosure of the mortgage encumbering the property and, if the mortgagee takes title to the property, upon liquidation of the property. Factors such as the title to the property, its physical condition and financial performance, as well as governmental disclosure requirements with respect to the condition of the property, may make a third party unwilling to purchase the property at a foreclosure sale or for a price sufficient to satisfy the obligations with respect to the related CMBS. The condition of a property may deteriorate during foreclosure proceedings. Certain obligors on underlying mortgages may become subject to bankruptcy proceedings, in which case the amount and timing of amounts due under the related CMBS may be materially adversely affected. In general, any losses on a given property, the lien on which is included in a CMBS, will be absorbed first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder to the extent of its principal balance. Because the Fund intends to invest in subordinated classes of CMBS, there can be no assurances that in the event of default and the exhaustion of equity support, the reserve fund and any debt classes junior to those in which the Fund invests, the Fund will be able to recover all of its investments in the securities it purchases. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline, the Fund may effectively hold the "first loss" position in certain CMBS, ahead of the more senior debt holders, which may result in significant losses.

         Investing in Lower Credit Quality Securities. Investors should recognize that the lower-rated or unrated CMBS in which the Fund will invest have speculative characteristics. The prices of lower credit quality securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in the price of lower credit quality securities because the advent of a recession could lessen the ability of obligors of mortgages underlying CMBS to make principal and interest payments. In such event, existing credit supports may be insufficient to protect against loss of principal.


         Larger Shareholders. Since the Fund's minimum initial investment is $3 million, the Fund is offered to large institutional holders. If a large holder were to redeem a significant portion of their shares, it could have a negative effect on the Fund's expense ratio and the Fund's portfolio, potentially causing the Fund to no longer be viable. As of December 31, 2000, SBC Communications, Inc. owned approximately 99% of the Fund's securities.


         Non-diversified Status Under Federal Securities Laws. The Fund has registered with the Securities and Exchange Commission as a "non-diversified" investment company which enables it to invest more than 5% of its assets in the obligations of any single issuer. As a result of its ability to concentrate its investments in the obligations of a smaller number of issuers, the Fund may be more susceptible than a more widely diversified fund to any single economic, political or regulatory occurrence. As a matter of fundamental policy, the Fund will generally not invest more than 25% of its assets in the securities of any one industry (CMBS and other securities issued or guaranteed by the U.S. Government or any agency or instrumentality thereof are not treated as an industry).

         Illiquid Securities. The Fund may invest in securities that lack an established secondary trading market or are otherwise considered illiquid. Liquidity of a security refers to the ability to easily dispose of securities and the price to be obtained, and does not necessarily relate to the credit risk or likelihood of receipt of cash at maturity. Illiquid securities may trade at a discount from comparable, more liquid investments and at times there may be no market at all. The CMBS which the Fund intends to acquire may be less marketable or in some instances illiquid because of the absence of registration under the federal securities laws, contractual restrictions on transfer and the small size of the issue (relative to the issues of comparable interests).

         Other Investment Management Techniques. The Fund may use various other investment management techniques that also involve special considerations including engaging in hedging transactions, selling listed and over-the-counter covered call options, making forward commitments, entering into repurchase agreements, and investing in Eurodollar instruments.

         Market Value of Assets. The market values of the Fund's assets will generally fluctuate inversely with changes in prevailing interest rates and spreads and directly with the perceived credit quality of such assets. To the extent the various hedging techniques and active portfolio management employed by the Fund do not offset these changes, the net asset value of the Fund's shares will also fluctuate in relation to these changes. The various investment techniques employed by the Fund and the different characteristics of particular securities in which the Fund may invest make it very difficult to predict precisely the impact of interest rate and credit quality changes on the net asset value of the shares. Market value may also be impaired by actual principal losses resulting from collateral foreclosures and sales.

         Purchases and Redemptions. As an open-end fund, the Fund is required to redeem its securities if so requested by shareholders. To the extent the Fund is required to sell appreciated securities to pay redemptions, the Fund will realize capital gains which must be distributed to shareholders each year. Such distributions will be taxable to shareholders. If there are significant redemptions as a result of its conversion to an open-end fund, the Fund may realize significant capital gains.

HOW TO PURCHASE SHARES

         Institutional investors on a private placement basis can make an investment in the Fund on any Business Day at the next calculated net asset value, subject to the Fund's ability to reject or limit certain investments. A Business Day is any weekday the New York Stock Exchange (NYSE) is open for trading. Incomplete orders and orders that are not paid for in a timely manner will be returned. All investments in the Fund are subject to a minimum initial subscription of $3 million.

         Net asset value for each share class is determined as of 4pm (EST) on any Business Day other than a day during which no such security was tendered for redemption and no order to purchase or sell such security was received. The net asset value will also be calculated at the end of every month. Net asset value equals the Fund's total assets less any liabilities divided by its outstanding shares.

         The Fund has two classes of shares, Class A and Class X shares. Class A shares are offered on a private placement basis to institutional investors only. Class X shares are owned by investors who acquired their interest in the Fund at the time the Fund was a closed-end fund.

AUTOMATIC INVESTMENT PLAN


         Pursuant to the Fund's Automatic Dividend Reinvestment Plan (the "Plan"), all dividends and distributions will be automatically reinvested by the Fund's transfer agent (the "Plan Agent") in the same class of shares of the Fund's common stock pursuant to the Plan. Shareholders may elect to have all dividends and distributions paid in cash by check in U.S. dollars mailed directly to the shareholder by the Plan Agent, as dividend paying agent.


         The Plan Agent serves as agent for the shareholders in administering the Plan. When the Board of Directors of the Fund declares a dividend, participants in the Plan will receive the equivalent in the same class of shares of common stock in the Fund valued at net asset value determined at the time of purchase, the payable date of the dividend.

         The Plan Agent maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in the account, including information needed by shareholders for personal and tax records. Shares in the account of each Plan participant are held by the Plan Agent in non-certificated form.

         There is no charge to participants for reinvesting dividends or capital gains distributions. The Plan Agent's fees for the handling of reinvestment of dividends and distributions will be paid by the Fund. The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. tax that may be payable on such dividends or distributions.

         The Plan may be amended or terminated by the Fund or the Plan Agent by at least 90 days' written notice to all shareholders of the Fund.

REDEEMING YOUR SHARES

         You can redeem your investment on any Business Day. Requests for redemption must be submitted in writing to the Fund at the offices of the Adviser (Clarion Capital, LLC, 335 Madison Avenue, New York, New York, 10017). Shares are redeemed after a redemption request has been received at the next determined net asset value.

         Due to the nature of the Fund's portfolio instruments, redemption requests will be processed pursuant to the Fund's "redemption-in-kind" policy as described below. In order to avoid receiving redemption proceeds in securities, a shareholder may notify the Fund's investment adviser in advance of the shareholder's intent to submit a redemption request, so that securities may be sold in advance of the redemption request, and then redemption proceeds could be paid in cash rather than "in-kind". Shareholders are advised to contact the Fund's investment adviser regarding redemptions as early as possible.

         Redemptions-in-Kind. The Fund has adopted the following redemption policy in conformity with Rule 18f-1 under the 1940 Act. It is the Fund's policy to redeem its shares, with respect to any one shareholder during any 90 day period, solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the period. As an operating policy, the Fund may satisfy redemption requests in excess of such amount by distributing portfolio securities in lieu of cash. Any shareholder who owns more than 5% of the outstanding shares of the Fund, upon requesting a redemption that the Fund elects to pay "in kind", will receive a pro-rata distribution of the Fund's portfolio of securities, in accordance with Fund's procedures. This policy may be modified or terminated at any time by the Board of Directors of the Fund.

         Any securities distributed in-kind would be valued in accordance with the Fund's policies used to determine net asset value. The redeeming shareholder will bear the risk of fluctuation in value of the in-kind redemption proceeds after the trade date for the redemption. For a further description of redemption in-kind procedures and requirements, see "Redemption or Repurchase of Shares" in the SAI.

         Redemption Fee. The Fund has adopted the policy that if shareholders redeem their shares within 6 months of purchase, the Fund will deduct a 1% redemption fee at the time of such redemption.

INFORMATION ON DIVIDENDS, DISTRIBUTIONS AND TAXES

         The Fund's dividends from net investment income are declared and paid monthly. Any distributions from net realized securities profits will be distributed once a year. Both dividends and distributions, if any, are automatically reinvested in shares of Common Stock pursuant to the Fund's Automatic Dividend Reinvestment Plan, unless a holder of Common Stock elects otherwise. Any check in payment of dividends or other distributions which cannot be delivered by the Post Office or which remains uncashed for a period of more than one year may be reinvested for the shareholder pursuant to the Plan and the dividend option may be changed from cash to reinvest. See "Automatic Dividend Reinvestment Plan." Information as to the tax status of distributions will be provided annually.


         Tax issues can be complicated. Please consult your tax adviser about federal, state, or local tax consequences or with any other tax questions you may have. The Fund may make both dividend and capital gains distributions. Both dividends and short-term capital gains distributions are taxed as ordinary income and are subject to a maximum federal rate of 39.6% for individual shareholders. Long-term capital gains distributions are taxed at a maximum rate of 20%. Dividends and distributions are generally taxable whether they are taken in cash or reinvested. Any dividends and distributions declared in November or December and paid in January are taxable as though they were paid on December 31st. By January 31st of each year, you will be mailed a statement showing the tax status of your dividends and distributions for the prior year. Please see the SAI for more information.


         Federal tax laws require us to withhold up to 31% of ordinary income dividends, capital gains dividends, and sales proceeds from shareholders who do not furnish their tax identification numbers on IRS form W-9 or form W-8 for non-U.S. investors.

FINANCIAL HIGHLIGHTS


         The following tables are intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund assuming reinvestment of all dividends and distributions. The information below appears in the Annual Report dated October 31, 2000. The Fund's auditor is PricewaterhouseCoopers LLP. This information should be read in conjunction with the Statement of Additional Information (SAI).



                                                Year ended       Year ended      Year ended     Year ended       Year ended
(per share data except for percentages and      October 31,      October 31,     October 31,    October 31,      October 31,
where indicated)                                   2000             1999            1998           1997             1996
------------------------------------------------------------------------------------------------------------------------------

Net Asset Value, Beginning of Period                   $ 8.14          $ 8.58          $ 9.66         $ 9.25          $ 10.82
------------------------------------------------------------------------------------------------------------------------------

Income from Investment Operations
---------------------------------
Net Investment Income                                    0.69            0.70            0.68           0.81             0.93
Net Realized and Unrealized Gain (Loss)                  0.41           (0.45)          (0.52)          0.40             0.06
------------------------------------------------------------------------------------------------------------------------------
Total From Investment Operations                         1.10            0.25            0.16           1.21             0.99
------------------------------------------------------------------------------------------------------------------------------

Less Distributions from:
------------------------
Net Investment Income                                   (0.69)          (0.69)          (0.68)         (0.80)           (0.98)
In Excess of Net Investment Income                          -               -               -              -            (0.06)
Net Realized Gain                                           -               -           (0.27)             -            (0.48)
Return of Capital                                           -               -           (0.29)             -            (1.04)
------------------------------------------------------------------------------------------------------------------------------
Total Distributions                                     (0.69)          (0.69)          (1.24)         (0.80)           (2.56)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Net Asset Value, End of Period                         $ 8.55          $ 8.14          $ 8.58         $ 9.66           $ 9.25
------------------------------------------------------------------------------------------------------------------------------
Total Investment Return
-----------------------
Net Asset Value(1)                                     14.08%           3.10%           1.55%         13.65%           10.26%
------------------------------------------------------------------------------------------------------------------------------
Ratios and Supplemental Data
----------------------------
Net Assets, End of Period ($000)                    $ 103,755        $ 99,250       $ 103,743      $ 112,614        $ 107,833
Ratio of Net Expenses to Average Net Assets             0.80%           0.80%           0.80%          0.79%            0.80%
Ratio of Net Investment Income to Average Net Assets    8.34%           8.40%           7.42%          8.56%            9.03%
Ratio of Voluntary Waived Fees and Expenses
assumed by the Adviser to Average Net Assets            0.00%           0.15%           0.13%          0.10%            0.08%

Portfolio Turnover Rate                                   45%             29%              6%            42%              25%
------------------------------------------------------------------------------------------------------------------------------


REORGANIZATION


         The Fund commenced investment operations on December 21, 1994 as a closed-end management investment company organized as a Maryland corporation. At a meeting of the shareholders of the Fund held on June 9, 1999,


--------------------

(1) Total investment return based on per share net asset value reflects the effects of changes in net asset value on the performance of the Fund during the period, and assumes dividends and distributions, if any, were reinvested at net asset value. The Fund's shares were issued in private placement and are not traded, therefore market value total investment return is not calculated. Total return would have been lower had certain fees not been waived during the periods.

the shareholders voted to approve the conversion of the Fund to an open-end investment company. The conversion to an open-end investment company became effective on July 8, 1999.


ADDITIONAL SHAREHOLDER INFORMATION

Once you become a shareholder, you will be sent copies of the Fund's Annual and Semiannual Reports. The Annual Report contains a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year. It also contains audited financial statements by the Fund's independent accountants. These reports will be sent to you at the address we have on record.


The Statement of Additional Information (SAI), which is referenced in this prospectus and dated February 12, 2001, is available to you without charge. You may visit the SEC's website (http://www.sec.gov) to view the SAI and other information. Also, you can obtain copies of the SAI and other information by sending your request and fee to the SEC's Public Reference Section, Washington, D.C. 20549-6009. You also may review and copy information about the Fund, including the SAI, at the SEC's Public Reference Room in Washington, D.C. To find out more about the public reference room, call the SEC at 1-800-SEC-0330.


You can also send your request for the SAI or any shareholder reports to the Fund at:

335 Madison Avenue
New York, New York 10017


  INVESTMENT ADVISER
  Clarion Capital, LLC
  335 Madison Avenue
  New York, New York 10017

                          CLARION CMBS VALUE FUND, INC.
                       STATEMENT OF ADDITIONAL INFORMATION
                             DATED February 12, 2001

      CLARION CMBS VALUE FUND, INC. (the "Fund") is located at 335 Madison Avenue, New York, New York 10017, and its telephone number is (212) 883-2500. Clarion Capital, LLC (the "Adviser") serves as the investment adviser for the Fund.


      The Fund was recently reorganized as a non-diversified, open-end management investment company. The Fund's primary investment objective is to provide high current income by actively managing a portfolio consisting primarily of commercial mortgage-backed securities ("CMBS").

      The majority of the CMBS in which the Fund will invest are expected to be subordinated classes having a credit quality of BBB+ or less, including securities considered to be below investment grade. Such securities are considered to be speculative and may be subject to special risks, including a greater risk of loss of principal and non-payment of interest. There is no assurance that the Fund will achieve its investment objective. Investors should carefully assess the risks associated with an investment in the Fund. Investment in the Fund involves a high degree of risk and is suitable only for persons of substantial financial resources who have no need for liquidity in their investment and who can bear the risk of losing their investment.


      This Statement of Additional Information is not a prospectus and should be read in conjunction with the Fund's Prospectus, dated February 12, 2001, a copy of which may be obtained from the Fund.

The Annual Report of the Fund for the fiscal year ended October 31, 2000 which is incorporated by reference herein has been previously filed with other shareholder reports which are available, without charge, upon request from the Fund's Adviser at (212) 883-2500.

TABLE OF CONTENTS

Organization, History and Description of Shares.................................S-3

Investment Restrictions.........................................................S-3

Other Investment Practices......................................................S-4

Adviser.........................................................................S-7

Directors, Officers and Principal Shareholders..................................S-7

Expenses of the Fund............................................................S-9

Portfolio Transactions and Brokerage............................................S-10

Net Asset Value.................................................................S-11

Redemption or Repurchase of Shares..............................................S-11

Distributions and Taxes.........................................................S-12

Tax Treatment of Certain Transactions...........................................S-15

Administrator, Custodian and Transfer Agent.....................................S-16

Independent Auditors............................................................S-16

PART C - OTHER INFORMATION .....................................................S-17

                 ORGANIZATION, HISTORY AND DESCRIPTION OF SHARES


     The Fund, which was incorporated in Maryland on December 15, 1994 and reorganized and converted from a closed-end fund into an open-end investment company effective July 8, 1999. The Fund is authorized to issue 250,000,000 shares of capital stock, par value $0.01 per share, all of which shares are initially classified as common stock. The Board of Directors is authorized, however, to classify or reclassify any unissued shares of capital stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption.


     Shares of common stock, when issued and outstanding, are fully paid and non-assessable. All shares of common stock are equal as to dividends, distributions, and voting privileges and the Fund's common stock has no preemptive, conversion, exchange or redemption rights. Stockholders are entitled to a pro rata share in the net assets of the Fund available for distribution to stockholders upon liquidation of the Fund. Stockholders are entitled to one vote for each share held.


     The Fund has two classes of shares, Class A and Class X. Class A shares are offered on a private placement basis only. Class X shares are owned by investors who acquired their interest in the Fund at the time the Fund was a closed-end fund. Class X shares are subject to an expense limitation that originated at a time when the Fund was closed-end. Except for the expense limitation, Class A and Class X shares are the same.


                             INVESTMENT RESTRICTIONS


     The Fund's investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities (defined in the 1940 Act as the lesser of (a) more than 50% of the outstanding shares of the Fund or (b)
66 2/3% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are present or represented by proxy). All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. If a percentage restriction on an investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentages resulting from changing market values will not be considered a deviation from policy. The Fund may not:


     (1) invest 25% or more of the value of its total assets in any one industry (mortgage-backed securities and other securities issued or guaranteed by the U.S. government or any agency or instrumentality thereof are not treated as industries); provided, however, that the Fund will, except for temporary defensive purposes, invest at least 25% of the value of its total assets in securities which represent interests in mortgages or liens on real property.

     (2) issue senior securities except that the Fund may borrow up to 5% of its total assets for temporary purposes; pledge its assets other than to secure such issuances or in connection with hedging transactions, when-issued and forward commitment transactions and similar investment strategies. The Fund's obligations under interest rate swaps are not treated as senior securities; the Fund may not utilize leverage as an investment technique.

     (3) make loans of money or property to any person, except through the purchase of fixed income securities consistent with the Fund's investment objective and policies or the acquisition of securities subject to repurchase agreements.

     (4) underwrite the securities of other issuers, except to the extent that in connection with the disposition of portfolio securities or the sale of its own shares the Fund may be deemed to be an underwriter.

     (5) invest for the purpose of exercising control over management of any company other than issuers of collateralized mortgage obligations.

     (6) purchase real estate or interests therein other than CMBS and similar instruments or accept distribution of real property without appropriate environmental review.

     (7) purchase or sell commodities or commodity contracts for any purposes except as, and to the extent, permitted by applicable law without the Fund becoming subject to registration with the Commodity Futures Trading Commission as a commodity pool.

     (8)  make any short sale of securities.

     (9) invest in leveraged derivatives; leveraged derivatives are defined as a derivative (1) whose value is typically computed based on a multiple of the change in the price or value of an asset or the amount of an index and (2) whose related assets or index is inconsistent with the Fund's investment objectives and policies.

     (10) offer additional shares of Common Stock without the approval of a majority of the outstanding shares of the Fund (except by reinvestment of dividends or distributions in shares of Common Stock).

     (11) engage in transactions with counterparties which do not meet the following minimum risk ratings: minimum counterparty rating for counterparties with respect to OTC Derivatives is a Moody's "A3" Derivatives Counterparty Rating for any OTC derivative while it has a maturity of six months or less and Moody's "AA3" Derivatives Counterparty Rating for any OTC derivative while it has a maturity greater than six months. If a counterparty is not rated by Moody's on a derivatives counterparty basis, then either the Moody's or S&P long term rating ("A3/A-" for six months, or less and "AA3/AA-" for greater than six months) can be used as a substitute. Additionally, all counterparties must have a minimum short term rating of "A-1/P-1" by both S&P and Moody's.

     The Fund has adopted the following non-fundamental restriction: the Fund may not invest in inverse floaters; dollar rolls; reverse repurchase agreements or interest only or principal only mortgage-backed securities.

     The Fund will give notice to shareholders sixty days in advance of a change in a non-fundamental investment policy.

                           OTHER INVESTMENT PRACTICES

     Interest Rate Transactions. The Fund may enter into interest rate swaps and the purchase or sale of interest rate caps and floors. The Fund expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio as a duration management technique or to protect against any increase in the price of securities the Fund anticipates purchasing at a later date. The Fund will use these transactions as a hedge or for duration or risk management. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a pre-determinated interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor.

     The Fund may enter into interest rate swaps, caps and floors on either an asset-based or liability-based basis, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of two payments on the payment dates. The Fund will accrue the net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to each interest rate swap on a daily basis and will segregate with a custodian an amount of cash or liquid high grade securities having an aggregate net asset value at all times at least equal to the accrued excess. The Fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated in the highest rating category of at least one nationally recognized statistical rating organization at the time of entering into such transaction. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transactions.

     Futures Contracts and Options on Futures Contracts. The Fund may also enter into contracts for the purchase or sale for future delivery ("futures contracts") of debt securities, aggregates of debt securities or indices or prices thereof, other financial indices and U.S. government debt securities or options on the above. The Fund will engage in such transactions only for bona fide hedging, and risk management (including duration management). However, the Fund may also enter into such transactions to enhance income or gain, in accordance with the rules and regulations of the CFTC, which currently provide that no such transaction may be entered into for non-bona fide hedging purposes if at such time more than 5% of the Fund's net assets would be posted as initial margin or premiums with respect to such non-bona fide transactions.

     Calls on Securities, Indices and Futures Contracts. The Fund may sell or purchase call options ("calls") on U.S. Treasury securities, corporate debt securities, mortgage-backed securities, asset-backed securities, zero coupon securities, other debt securities, indices, Eurodollar instruments that are traded on U.S. and foreign securities exchanges and in the over-the-counter markets and futures contracts. A call gives the purchaser of the option the right to buy, and obligates the seller to sell, the underlying security, futures contract or index at the exercise price at any time or at a specified time during the option period. All such calls sold by the Fund must be "covered" as long as the call is outstanding (i.e., the Fund must own the securities or futures contract subject to the call or other securities acceptable for applicable escrow requirements). A call sold by the Fund exposes the Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security, index or futures contract and may require the Fund to hold a security of futures contract which it might otherwise have sold. The purchase of a call gives the Fund the right to buy a security, futures contract or index at a fixed price. Calls on futures on U.S. Treasury securities, mortgage-backed securities, other debt securities and Eurodollar instruments must also be covered by deliverable securities of the futures contract or by liquid high grade debt securities segregated to satisfy the Fund's obligations pursuant to such instruments.

     Puts on Securities, Indices and Futures Contracts. The Fund may purchase put options ("puts") that relate to U.S. Treasury securities, mortgage-backed securities, other debt securities and Eurodollar instruments (whether or not it holds such securities in its portfolio), indices or futures contracts. The Fund may also sell puts on U.S. Treasury securities, mortgage-backed securities, other debt securities, Eurodollar instruments, indices or futures contracts on such securities if the Fund's contingent obligations on such puts are secured by segregated assets consisting of cash or liquid high grade debt securities having a value not less than the exercise price. The Fund will not sell puts if, as a result, more than 50% of the Fund's assets would be required to cover its potential obligations under its hedging and other investment transactions. In selling puts, there is a risk that the Fund may be required to buy the underlying instrument at a price higher than the current market price.

     Eurodollar Instruments. The Fund may make investments in Eurodollar instruments. Eurodollar instruments are essentially U.S. dollar denominated futures contracts or options thereon which are linked to the London Interbank Offered Rate ("LIBOR"). Eurodollar futures contracts enable purchasers to obtain a fixed rate for the lending of funds and sellers to obtain a fixed rate for borrowings. Ordinarily, the Fund intends to use Eurodollar futures contracts and options thereon to hedge against changes in LIBOR, to which many interest rate swaps are linked, although it may utilize such investment to enhance income or gain.

     When-Issued and Forward Commitment Securities. The Fund may also purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss. At the time the Fund enters into a transaction on a when-issued or forward commitment basis, it will segregate with its custodian cash or other liquid high grade debt securities with a value not less than the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Fund. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which typically occur monthly for mortgage-backed securities, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.


     Repurchase Agreements. The Fund may invest temporarily, in repurchase agreements, which are agreements pursuant to which securities are acquired by the Fund from a third party with the understanding that they will be repurchased by the seller at a fixed price on an agreed date. These agreements may be made with respect to any of the portfolio securities in which the Fund is authorized to invest (U.S. government and mortgage securities). Repurchase agreements may be characterized as loans secured by the underlying securities and will be entered into in accordance with the requirements of the SEC. The Fund may enter into repurchase agreements with (i) member banks of the Federal Reserve System having total assets in excess of $500 million and (ii) securities dealers, provided that such banks or dealers meet the creditworthiness standards established by the Fund's Board of Directors ("Qualified Institutions"). The Adviser will monitor the continued creditworthiness of Qualified Institutions, subject to the supervision of the Fund's Board of Directors. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or date of maturity of the purchased security. The collateral is marked to market daily. Such agreements permit the Fund to keep all its assets earning interest while retaining "overnight" flexibility in pursuit of investments of a longer-term nature.


     The use of repurchase agreements involves certain risks. For example, if the seller of securities under the repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Fund will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Fund's ability to dispose of the underlying securities may be restricted. Finally, it is possible that the Fund may not be able to substantiate its interest in the underlying securities. To minimize this risk, the securities underlying the repurchase agreement will be held by the custodian at all times in an amount at least equal to the repurchase price, including accrued interest. If the seller fails to repurchase the securities, the Fund may suffer a loss to the extent proceeds from the sale of the underlying securities are less than the repurchase price.


     Restricted and Illiquid Securities. The Fund may purchase certain restricted securities ("Rule 144A securities") eligible for sale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933. Rule 144A provides an exemption from the registration requirements of the Securities Act of 1933 for the resale of certain restricted securities to qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may now be liquid, though no assurance can be given that a liquid market for Rule 144A securities will develop or be maintained. The Fund's holdings of Rule 144A securities which are liquid securities will not be subject to its limitation on investment in illiquid securities. The Fund's Board of Directors has adopted policies and procedures for the purpose of determining whether securities that are eligible for resale under Rule 144A are liquid or illiquid. The Board of Directors will periodically review the Fund's purchases and sales of Rule 144A securities. The Fund may also purchase restricted securities eligible for sale to institutional accredited investors under Regulation D under the Securities Act of 1933.


                                     ADVISER


     The Adviser, Clarion Capital, LLC, provides investment advisory services as the investment adviser of the Fund. Pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the "Advisory Agreement"), the Adviser receives an annual advisory fee of 0.65% of the average net assets of the Fund. These fees, described in the Prospectus under "Our Management Team--the Adviser," are accrued monthly and paid quarterly. For the fiscal years ended October 31, 2000, 1999, 1998, 1997 and 1996, the Fund paid advisory fees of $655,633, $657,158, $578,609, $617,968 and $662,265 respectively.


The Advisory Agreement will continue in effect for a period of more than two years from the date of execution only so long as such continuance is specifically approved at least annually in conformity with the Investment Company Act. The Advisory Agreement provides that the Adviser will not be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Advisory Agreement provides that it will terminate automatically if assigned, within the meaning of the Investment Company Act, and that it may be terminated without penalty by either party upon not more than 60 days nor less than 30 days written notice.

                 DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS


     The officers of the Fund manage its day-to-day operations and are responsible to the Fund's Board of Directors. The Directors set broad policies for the Fund and elect its officers. The following is a list of the Directors and officers of the Fund and a brief statement of their present positions and principal occupations during the past five years.


Name, Address, and Age(1)        Position with the Fund             Principal Occupation for the Past 5 Years
----------------------           ----------------------             -----------------------------------------
Frank L. Sullivan, Jr.* (55)     Chairman of the Board              Mr. Sullivan serves as Co-Portfolio Manager
                                                                    and Director of the Fund and Chairman of
                                                                    the Board of the Adviser. From January 1988
                                                                    to the present, Mr. Sullivan has served as Managing
                                                                    Director of Clarion Partners. Mr. Sullivan
                                                                    is an adjunct professor of Finance at New York
                                                                    University's Graduate School of Business.

Daniel Heflin* (37)              President, CEO and Director        Mr. Heflin serves as Co-Portfolio Manager to the
                                                                    Fund and since October 1997, as President and CEO
                                                                    of the Adviser. From May 1995 to December 1997,
                                                                    he served as a director and Portfolio Manager to
                                                                    Clarion Partners. From May 1993 to April 1995,
                                                                    he was a Vice President at Ocwen Financial Corp.
                                                                    in West Palm Beach, Florida. Mr. Heflin is a
                                                                    CPA in the State of New York.

Joanne M. Vitale* (44)           Secretary and Director             Since January 1998, Ms. Vitale served as Senior
                                                                    Vice-President of the Adviser. From February 1996
                                                                    to December 1997, Ms. Vitale served as a Vice
                                                                    President of Clarion Partners. From January 1991 to
                                                                    January 1996, she was a Manager of Real Estate
                                                                    Consulting at Coopers & Lybrand.

Stephen C. Asheroff (53)         Director                           Retired in 1996 as Executive Vice President and
                                                                    Group Head of Specialized Lending for NatWest Bancorp.
                                                                    At NatWest Bancorp, Mr. Asheroff managed the Real
                                                                    Estate Finance, Automobile Finance and Special Loan
                                                                    departments. Prior to joining NatWest Bancorp,
                                                                    Mr. Asheroff was General Partner for Operations
                                                                    of RMS Associates, a real estate development company.

E. Robert Roskind (56)           Director                           Since its formation in October 1993, Mr. Roskind
                                                                    has served as Chairman and CEO of Lexington Corporate
                                                                    Properties Trust. In 1973, Mr. Roskind founded the
                                                                    LCP Group, LP, a real estate investment firm, and
                                                                    he currently serves as the Managing Partner.

Fredrick D. Arenstein* (47)      Treasurer                          From March 1999 to present, Mr. Arenstein has
                                                                    served as Compliance Officer, Vice President and
                                                                    Controller  of the Adviser. From 1988 to 1998, he
                                                                    served as Chief Financial Officer of United States
                                                                    Land Resources, L.P. in Morristown, New Jersey.

Robert S. Kopchains* (36)        Vice President                     From July 1998 to present, Mr. Kopchains has served
                                                                    as Director of the Advisor. From 1996 to 1998,
                                                                    Mr. Kopchains was a consultant. From 1991 to 1996,
                                                                    Mr. Kopchains was with American Express TRS
                                                                    Company, Inc.

Paul S. Schreiber*               Assistant Secretary                Partner, Shearman & Sterling
599 Lexington Avenue
New York, NY 10022

* These people are deemed to be "interested persons" of the Fund as that term is defined in the 1940 Act.

(1) Unless otherwise noted, the address for each Director and Officer is the address of the Fund.


     The two independent directors, Mr. Asheroff and Mr. Roskind will serve on the Fund's Audit Committee.

      Directors of the Fund who are not affiliated persons of the Adviser or State Street Bank and Trust Company will be compensated by the Fund by payment of an annual retainer of $1,500 each, plus the Fund will pay an attendance fee to each Director of $250 per meeting plus out-of-pocket expenses. The following table shows compensation paid to current Directors during the fiscal year ended October 31, 2000.




          Director                                    Compensation
Daniel Heflin                                                   $0
E. Robert Roskind                                           $2,500
Frank L. Sullivan, Jr.                                          $0
Joanne M. Vitale                                                $0
Stephen C Asheroff                                          $2,375



     As of December 31, 2000, the Directors and officers of the Fund, as a group, beneficially owned less than 0.1% of the outstanding common stock of the Fund. As of December 31, 2000, SBC Communications, Inc. owned approximately 99.4% of the Fund's securities.

     Directors and employees of the Fund and the Adviser are permitted to engage in personal securities transactions subject to the restrictions and procedures contained in the Code of Ethics of the Fund (which was approved by the Board of Directors of the Fund) and the Code of Ethics of the Adviser.


                              EXPENSES OF THE FUND


     The Fund will pay all of its expenses, including fees of the directors not affiliated with the Adviser and board meeting expenses; fees of the Adviser and the Administrator; out of pocket due diligence and other expenses incurred by the Adviser in managing the Fund's investments; interest charges; taxes; organization expenses; charges and expenses of the Fund's legal counsel, independent accountants and real estate consultants, and of the transfer agent, registrar and dividend disbursing agent of the Fund; expenses of repurchasing shares; expenses of printing and mailing share certificates, shareholder reports, notices, proxy statements and reports to governmental offices; brokerage and other expenses connected with the execution, recording and settlement of portfolio security transactions; expenses connected with negotiating, effecting purchase or sale, or registering privately issued securities; custodial fees and expenses for all services to the Fund, including safekeeping of funds and securities and maintaining required books and accounts; expenses of calculating and publishing the net asset value of the Fund's shares; expenses of membership in investment company associations; expenses of fidelity bonding and other insurance expenses including insurance premiums; expenses of stockholders' meetings; and registration fees.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

      The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions. The securities in which the Fund invests are traded principally in the over-the-counter market. In the over-the-counter market, securities are generally traded on a "net" basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a mark-up to the dealer. Securities purchased in underwritten offerings generally include, in the price, a fixed amount of compensation for the manager(s), underwriter(s) and dealer(s). The Fund may also purchase certain securities directly from an issuer, in which case no commissions or discounts are paid. Purchases and sales of bonds on a stock exchange are effected through brokers who charge a commission for their services.

      The Adviser is responsible for effecting securities transactions of the Fund and will do so in a manner deemed fair and reasonable to stockholders of the Fund and not according to any formula. The Adviser's primary considerations in selecting the manner of executing securities transactions for the Fund will be prompt execution of orders, the size and breadth of the market for the security, the reliability, integrity and financial condition and execution capability of the firm, the size of and difficulty in executing the order, and the best net price. There are many instances when, in the judgment of the Adviser, more than one firm can offer comparable execution services. In selecting among such firms, consideration is given to those firms which supply research and other services in addition to execution services. However, it is not the policy of the Adviser, absent special circumstances, to pay higher commissions to a firm because it has supplied such services.

      The Adviser is able to fulfill its obligations to furnish a continuous investment program to the Fund without receiving such information from brokers; however, it considers access to such information to be an important element of financial management. Although such information is considered useful, its value is not determinable, as it must be reviewed and assimilated by the Adviser, and does not reduce the Adviser's normal research activities in rendering investment advice under the Advisory Agreement. It is possible that the Adviser's expenses could be materially increased if it attempted to purchase this type of information or generate it through its own staff.


      One or more of the other investment companies or accounts which the Adviser manages may own from time to time the same investments as the Fund. Investment decisions for the Fund are made independently from those of such other investment companies or accounts; however, from time to time, the same investment decision may be made for more than one company or account. When two or more companies or accounts seek to purchase or sell the same securities, the securities actually purchased or sold will be allocated among the companies and accounts on a good faith equitable basis by the Adviser in its discretion in accordance with the accounts various investment objectives. In some cases, this system may adversely affect the price or size of the position obtainable for the Fund. In other cases, however, the ability of the Fund to participate in volume transactions may produce better execution for the Fund. It is the opinion of the Fund's Board of Directors that this advantage, when combined with the other benefits available due to the Adviser's organization, outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.


      Although the Advisory Agreement contains no restrictions on portfolio turnover, it is not the Fund's policy to engage in transactions with the objective of seeking profits from short-term trading. It is expected that the annual portfolio turnover rate of the Fund will not exceed 400% excluding securities having a maturity of one year or less. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower. The Adviser will monitor the Fund's tax status under the Internal Revenue Code, as amended (the "Code"). Higher portfolio turnover results in increased Fund expenses, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities.

                                 NET ASSET VALUE


      The net asset value of shares will be computed based upon the value of the Fund's portfolio securities and other assets. Net asset value per share will be determined as of 4pm EST on any weekday that the New York Stock Exchange is open for trading, other than a day during which no such security was tendered for redemption and no order to purchase or sell such security was received. The net asset value will also be calculated at the end of each month. The Fund calculates net asset value per share by subtracting the Fund's liabilities (including accrued expenses and dividends payable) from the Fund's total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of shares outstanding.

      The Fund values CMBS and other debt securities using methodologies approved by the Fund's Board of Directors on the basis of valuations provided by dealers and other market participants or by a pricing service, which uses information with respect to transactions in such securities, quotations from dealers, market transactions in comparable securities, various relationships between securities and yield to maturity in determining value. Debt securities having a remaining maturity of sixty days or less when purchased and debt securities originally purchased with maturities in excess of sixty days but which currently have maturities of sixty days or less are valued at cost adjusted for amortization of premiums and accretion of discounts. Any securities or other assets for which current market quotations are not readily available are valued at their fair value as determined in good faith under procedures established by and under the general supervision and responsibility of the Fund's Board of Directors.

                       REDEMPTION OR REPURCHASE OF SHARES


      Any shareholder may request the redemption of shares by sending a written request to the Fund at the offices of the Adviser. Redemption requests must be endorsed by the account holder with signatures guaranteed by a commercial bank, trust company, savings and loan association, federal savings bank, member firm of a national securities exchange or other eligible financial institution. The redemption request must be signed exactly as the account is registered including any special capacity of the registered owner. Additional documentation may be requested, and a signature guarantee is normally required, from institutional and fiduciary account holders, such as corporations, custodians, executors, administrators, trustees or guardians.

      The Fund has adopted a policy under Rule 18f-1 under the Investment Company Act of 1940. Any shareholder requesting that the Fund redeem shares with an aggregate value in excess of the lesser of $250,000 or 1% of the net asset value of the Fund during any 90 day period will be required to provide the Fund with details of valid custodial arrangements in the U.S., in addition to other important information, in order for the redemption request to be deemed in good order. Failure to provide required information will result in the rejection of the redemption request as being invalid.


      The redemption price for shares will be the net asset value per share of the Fund next determined following receipt by the Fund of a properly executed request with any required documents as described above. Except with respect to redemptions effected in-kind pursuant to the Fund's redemption policy, payment for shares redeemed will be made in cash as promptly as practicable but in no event later than seven days after receipt of a properly executed request accompanied by any outstanding share certificates in proper form for transfer. When the Fund is asked to redeem shares for which it may not have yet received good payment it may delay transmittal of redemption proceeds until it has determined that collected funds have been received for the purchase of such shares, which will be up to 10 days from receipt by the Fund of the purchase amount. In the case of the redemption or exchange of any shares held less than six months, a fee of 1.0% of the current net asset value of the shares will be assessed and retained by the Fund for the benefit of the remaining shareholders.

      Shareholders who receive portfolio securities in redemption of Fund shares will be required to make arrangements for the transfer of custody of such securities to their account and must communicate relevant custody information to the Fund prior to the effectiveness of a redemption request. Redemption requests subject to the Fund's redemption in-kind policy will not be considered in good order and effected until such information is provided. As discussed below, a redeeming shareholder will bear all costs associated with the in-kind distribution of portfolio securities. Shareholders receiving securities in-kind may, when selling them, receive less than the redemption value of such securities and would also incur certain transaction costs. Such a redemption would not be as liquid as a redemption entirely in cash.

      Redeeming shareholders will bear any costs of delivery and transfer of the portfolio securities received in an in-kind redemption (generally, certain transfer taxes and custodial expenses), and such costs will be deducted from their redemption proceeds. Redeeming shareholders will also bear the costs of re-registering the securities, as the securities delivered will be registered in the Fund's name or the nominee names of the Fund's custodian. The actual per share expenses for redeeming shareholders of effecting an in-kind redemption and of any subsequent liquidation by the shareholder of the portfolio securities received will depend on a number of factors, including the number of shares redeemed, the Fund's portfolio composition at the time and market conditions prevailing during the liquidation process. These expenses are in addition to any applicable redemption fee, as described above.

                             DISTRIBUTIONS AND TAXES

      Various factors will affect the level of the Fund's income, including the asset mix, and the Fund's use of hedging. Shareholders will have all dividends and distributions reinvested in Shares of the Fund purchased pursuant to the Automatic Dividend Reinvestment Plan. Shareholders who elect to not participate in such Plan will receive their dividends and distributions in cash unless the Board of Directors elects to pay such distribution in shares of the Fund's Common Stock. See "Automatic Reinvestment Plan". Quarterly notices will be provided in accordance with Section 19(a) of the 1940 Act.


      The following summary reflects the existing provisions of the Code and other relevant federal income tax authorities as of the date of this Prospectus. The federal income tax consequences described below are merely statements of general tax principles. The discussion does not deal with the federal income tax consequences applicable to all categories of investors, some of whom may be subject to special rules. A shareholder in the Fund should consult his or her own tax adviser concerning these matters.


FEDERAL TAX TREATMENT OF THE FUND

      The Fund intends to qualify annually to be taxed as a regulated investment company ("RIC") under subchapter M of the Code. To so qualify, the Fund must, among other, things: (a) derive at least 90% of its annual gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock or securities, foreign currencies or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and (b) diversify its holdings so that, at the end of each fiscal quarter of the Fund, (i) at least 50% of the market value of the Fund's total assets is represented by cash, cash items, U.S. Government securities, securities of other RICs and other securities with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets, and not greater than 10% of the outstanding voting securities of such issuer; and (ii) not more than 25% of the market value of the Fund's total assets are invested in the securities of any one issuer (other than U.S. Government securities or securities of other RICs) or two or more issuers which are controlled by the Fund and are determined, pursuant to Department of Treasury regulations, to be in the same, similar or related trades or businesses. In meeting these requirements, the Fund may be restricted in selling portfolio securities held for less than three months and in the utilization of certain of the investment techniques described under "Other Investment Practices."

      As a RIC, the Fund will not be subject to federal income tax on the part of its net investment income and net realized capital gains, if any, that it distributes to its shareholders, provided the Fund distributes at least 90% of its "investment company taxable income" (as that term is defined in the Code determined without regard to the deduction for dividends paid) for its taxable year to Fund shareholders. The Fund intends to distribute all or substantially all of its net investment income and net realized capital gains. If in any year the Fund should fail to qualify under Subchapter M for tax treatment as a RIC, the Fund would incur a regular federal corporate income tax upon its taxable income for that year and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. Furthermore, distributions in such case would be taxable to such shareholders as ordinary income to the extent of earnings and profits of the Fund.

      The Fund will be subject to a non-deductible 4% excise tax to the extent that the Fund does not distribute by the end of each calendar year an amount equal to the sum of (a) 98% of the Fund's ordinary income for such calendar year; (b) 98% of the capital gain net income for the one-year period ending on October 31 of each year; and (c) the undistributed income and gains, if any, from the previous years.

FEDERAL TAX TREATMENT OF SHAREHOLDERS

      Distributions. Dividends from net investment income and net realized short-term capital gain will be taxable to shareholders as ordinary income, whether received in cash or reinvested in additional Fund shares. No portion of the Fund's distributions will be eligible for the corporate dividends-received deduction.

      Distributions of net realized long-term capital gains that the Fund designates as "capital gain dividends" in a notice to its shareholders, if any, will be taxable to shareholders as long-term capital gain, whether received in cash or reinvested in additional shares, regardless of the length of time the shareholder has owned Fund shares. The Fund does not seek to realize any particular amount of capital gains during a year; rather, realized gains are a by-product of fund management activities. Consequently, capital gains distributions may be expected to vary considerably from year to year.

      Although dividends generally will be treated as distributed when paid, dividends declared by the Fund in October, November or December payable to shareholders of record on a specified date in one of those months and paid during the following January will be treated as having been distributed by the Fund (and received by the shareholders) on December 31 of the year declared. Shareholders will be notified not later than 60 days after the close of the Fund's taxable year as to the federal tax status of dividends and distributions from the Fund.

      Sale of Shares. A shareholder may realize a taxable gain or loss on the sale of shares in the Fund depending on the shareholder's basis in the shares for federal income tax purposes. If the shares are capital assets in the shareholder's hands the gain or loss will be treated as a capital gain or loss and will be long-term or short-term, depending on the shareholder's holding period for the shares. As a general rule, a shareholder's gain or loss will be a long-term capital gain or loss if the shares have been held for more than one year and a short-term capital gain or loss if the shares have been held one year or less. Any loss incurred on sale or exchange of the Fund's shares, held for six months or less, will be treated as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the shareholder with respect to such shares. Any loss realized on a sale or exchange will also be disallowed to the extent the shares disposed of are replaced, including a replacement pursuant to the Fund's Automatic Dividend Reinvestment Plan, within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the shares. In such case, the basis of the shares acquired will be increased to reflect the disallowed loss.

      Offers to Purchase Shares. A shareholder who, pursuant to a tender offer, tenders all shares owned or considered owned by such shareholder will realize a taxable gain or loss depending upon the shareholder's basis in the shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term depending upon the shareholder's holding period for the shares. If a tendering shareholder tenders less than all shares owned by and attributed to such shareholder (or if the Fund purchases only some of the shares tendered by a shareholder), and if the distribution to such shareholder does not otherwise qualify as an exchange, the proceeds received will be treated as a dividend, return of capital or capital gain depending on the Fund's earnings and profits and the shareholder's basis in the tendered shares. Unless the Fund has received a favorable ruling from the Internal Revenue Service, there is a risk that shareholders may be considered to have received a deemed distribution as a result of the purchase by the Fund of tendered shares and that such distribution may be taxable as a dividend in whole or in part.

      Foreign Shareholders. Dividends paid by the Fund from net investment income and net realized short-term capital gains to a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, a foreign corporation or a foreign partnership (a "foreign shareholder") will be subject to U.S. withholding tax at a rate of 30% unless a reduced rate of withholding or a withholding exemption is provided under applicable treaty law. Foreign shareholders are urged to consult their own tax advisers concerning the applicability of the U.S. withholding tax and any foreign taxes.

      Back-up Withholding. Under certain provisions of the Code, some shareholders may be subject to a 31% "back-up withholding" on reportable dividends, capital gains distributions and redemption payments. Generally, shareholders subject to back-up withholding will be those for whom a taxpayer identification number is not on file with the Fund or who, to the Fund's knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that he or she is not otherwise subject to back-up withholding. An individual's taxpayer identification number is his or her Social Security number.

      Back-up withholding is not an additional tax and may be credited against a taxpayer's federal income tax provided the shareholder provides the necessary information.

      Other Taxation. Dividends and capital gains distributions may also be subject to state, local and foreign taxes.




      The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury Regulations thereunder presently in effect. These provisions are subject to differing interpretations and to change by legislative or administrative action, and any such changes may be effective either prospectively or retroactively. Shareholders are advised to consult with their own tax advisers for more detailed information concerning federal, state, local and foreign income tax matters.

TAX TREATMENT OF CERTAIN TRANSACTIONS


      Hedging Transactions. The Fund may engage in various hedging transactions. Under various provisions of the Code, the result of such transactions may be to change the character of recognized gains and losses, accelerate the recognition of certain gains and losses, and defer the recognition of certain losses. The amount of the Fund's income that must be distributed each year to avoid corporate income tax and excise tax, and the amount and timing of the recognition by the shareholders or ordinary income and long-term capital gain, may be affected by these provisions.

      Discount Obligations. The Fund may make investments that produce income that is not matched by a corresponding cash distribution to the Fund, such as investments in obligations having original issue discount (i.e., an amount equal to the excess of the stated redemption price of the security at maturity over its issue price), or market discount (i.e., an amount equal to the excess of the stated redemption price of the security at maturity over its basis immediately after it was acquired) if the Fund elects to accrue market discount on a current basis. In addition, income may continue to accrue for federal income tax purposes with respect to a non-performing investment. Any of the foregoing income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. Because such income may not be matched by a corresponding cash distribution to the Fund, the Fund may be required to dispose of other securities to be able to make distributions to its investors.

      Options. Certain listed options are considered "section 1256 contracts" for federal income tax purposes. Section 1256 contracts held by the Fund at the end of each taxable year will be "marked to market" and treated for federal income tax purposes as though sold for fair market value on the last business day of such taxable year. Gain or loss realized by the Fund on section 1256 contracts generally will be considered 60% long-term 40% short-term capital gain or loss.

      With respect to equity options, over-the-counter options or options traded on certain foreign exchanges, gain or loss realized by the Fund upon the lapse or sale of such options held by the Fund will be either long-term or short-term capital gain or loss depending upon the Fund's holding period with respect to such option. However, gain or loss realized upon the lapse or closing out of such options that are written by the Fund will be traded as short-term capital gain or loss. In general, if the Fund exercises an option, or an option that the Fund has written is exercised, gain or loss on the option will not be separately recognized but the premium received or paid will be included in the calculation of gain or loss upon disposition of the property underlying the option.

      Other Securities. Interest income from non-U.S. securities may be subject to withholding taxes imposed by the country in which the issuer is located and the Fund will not be able to pass through to its stockholders foreign tax credits or deductions with respect to these taxes.

      The Fund's taxable income will in most cases by determined on the basis of reports made to the Fund by the issuers of the securities in which the Fund invests. The tax treatment of certain securities in which the Fund may invest is not free from doubt and it is possible that an IRS examination of the issuers of such securities or of the Fund could result in adjustments to the income of the Fund.

      The foregoing discussion is a summary of certain of the current federal income tax laws relating to the Fund and investors in the Shares, and does not deal with all of the federal income tax consequences applicable to the Fund, or to all categories of investors, some of which may be subject to special rules. Prospective investors should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of investments in the Fund, including the effects of any changes, including proposed changes, in the tax law.

                   ADMINISTRATOR, CUSTODIAN AND TRANSFER AGENT


      State Street Bank and Trust Company currently serves as the Fund's Administrator pursuant to the Services Agreement dated as of September 15, 1997. State Street Kansas City currently serves as the Fund's Custodian pursuant to the Custodian and Investment Accounting Agreement dated as of September 15, 1997, as amended on March 1, 1998. Boston EquiServe, a subsidiary of State Street Bank and Trust Company, currently serves as the Fund's transfer agent pursuant to the Transfer Agency and Stock Transfer Services Agreement dated as of September 15, 1997.


                              INDEPENDENT AUDITORS


         PricewaterhouseCoopers LLP serves as the Fund's independent auditors and in that capacity audits and reports on the Fund's annual financial statements and financial highlights.

         The annual report of the Fund for the fiscal year ended October 31, 2000 and the unaudited semi-annual report of the Fund for the six months ended April 30, 2000 are incorporated herein by reference.

                          CLARION CMBS VALUE FUND, INC.
                                     PART C
                                OTHER INFORMATION

                                February 12, 2001


ITEM 22. Financial Statements - The financial statements of the Fund appear in the Annual Report of the Fund for the fiscal year ended October 31, 2000, filed on January 5, 2001 on Form N-30D and the unaudited Semi-Annual Report of the Fund for the six months ended April 30, 2000, filed on July 5, 2000 and are incorporated herein by reference.


         Clarion CMBS Value Fund, Inc.


1. Portfolio of Investments dated October 31, 2000 and the six months ended April 30, 2000 (unaudited).
2. Statement of Assets and Liabilities dated October 31, 2000 and the six months ended April 30, 2000 (unaudited).
3. Statement of Operations for the year ended October 31, 2000 and the six months ended April 30, 2000 (unaudited).
4. Statement of Changes in Net Assets for the years ended October 31, 2000 and 1999 and the six months ended April 30, 2000
         (unaudited).
5. Statement of Cash Flows for year ended October 31, 2000 and the six months ended April 30, 2000 (unaudited).

6.       Financial highlights.
7.       Notes to Financial Statements.

8. Independent Auditors' Report - PricewaterhouseCoopers LLP dated November 17, 2000.


 ITEM 23.         Exhibits

         A.       Amended and Restated Articles of Incorporation of the
                  Registrant.
         B.       By-laws of the Registrant.
         D. Investment Advisory Agreement between the Registrant and Clarion Capital, LLC.

         G. Custody and Investment Accounting Agreement between the Registrant and State Street Kansas City.

         H. (a) Transfer Agency Agreement with State Street Bank and Trust Company (parent of Boston EquiServe).
                  (b) Service Agreement with State Street Bank and Trust
                  Company.
         J.       Consent of Independent Certified Public Accountants
         O.       Rule 18f-3 Plan.

ITEM 24. Persons Controlled by or under Common Control with Registrant

         No persons are controlled by or under common control with the Registrant.

ITEM 25. Indemnification

         The Registrant shall indemnify directors, officers, employees and agents of the Registrant against judgments, fines, penalties, settlements and expenses to the fullest extent authorized, and in the manner permitted, by applicable federal and state law.

ITEM 26. Business and Other Connections of Investment Adviser

         Clarion Capital, LLC (the "Adviser") has a substantial amount of assets under management in the form of individual and fund accounts. The business and other connections of the Adviser's directors and officers are as follows:


Name                                  Position with the Adviser         Business and Other Connections
----                                  -------------------------         ------------------------------
Daniel Heflin....................     President and Chief Executive     President, Chief Executive Officer
                                      Officer                           and Director of the Fund

Frank L. Sullivan, Jr............     Chairman                          Chairman and Director of the Fund;
                                                                        Executive Vice President of Clarion
                                                                        Partners

Joanne Vitale....................     Director                          Secretary and Director of the Fund

Robert Kopchains.................     Director                          Vice President

Fredrick D. Arenstein............     Vice President and Controller     Treasurer and Compliance Officer of
                                                                        the Fund



ITEM 27. Principal Underwriter

         Not Applicable.


ITEM 28. Location of Accounts and Records


         The Registrant's accounts and records will be maintained at 335 Madison Avenue, New York, NY 10017. Records of shareholders' accounts will be maintained at State Street Kansas City, 127 West Tenth Street, Kansas City, MO 64105.


ITEM 29. Management Services

         The Registrant is not a party to any management-related service contract not discussed in the Prospectus or Statement of Additional Information of this Registration Statement.

ITEM 30. Undertakings

         Not Applicable.



                                   SIGNATURES


      Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, as of February 12, 2001.


                                    CLARION CMBS VALUE FUND, INC.


                                    By: /s/ Daniel Heflin
                                         ------------------------------
                                         Daniel Heflin,
     President, Chief Executive Officer and Director